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SEC Mail Processing Received MAR 12 2018 WASH, D.C.

SEC FILE NUMBER
8-69239

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16400 DALLAS PARKWAY, STE. 300
(No. and Street)

DALLAS	TEXAS	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JASON RIVERA — 214-217-7754 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JENNIFER WRAY, CPA
(Name – if individual, state last, first, middle name)

16418 BEEWOOD GLEN DR.	SUGARLAND	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JASON RIVERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ACC SECURITIES, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF COMPLIANCE OFFICER

Title

MARTHA GRIZZEL
MY COMMISSION EXPIRES
JUNE 6, 2020
NOTARY ID: 11995488

Martha Grizzel

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ACC Securities, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017

ACC SECURITIES, LLC

Table of Contents

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
ACC Securities LLC,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of ACC Securities LLC as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of ACC Securities LLC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACC Securities LLC's management. My responsibility is to express an opinion on ACC Securities LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to ACC Securities LLC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of ACC Securities LLC's financial statements. The supplemental information is the responsibility of ACC Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as ACC Securities LLC's auditor since 2018

Sugar Land, TX

February 26, 2018

ACC SECURITIES, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 37,534
Prepaid expenses	3,263
Total Assets	$ 40,797

Liabilities and Members' Equity

Liabilities	
Related party payable	$ 3,669
Total Liabilities	3,669
Members' equity	37,128
Total Liabilities and Members' Equity	$ 40,797

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commission and fees	$ 123,997
	123,997
Expenses	
Assessment and fees	2,136
Registration	1,890
Consulting	9,289
Insurance	825
Bank Charges	14
Office expenses	1,800
Rent	9,312
Professional fees	10,033
Professional development	742
Dues & Subscriptions	67
Telephone	780
Utilities	780
Total Expenses	37,668
Net Income (Loss)	$ 86,329

The accompanying notes are an integral part of these Financial Statements

ACC SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

Balance at December 31, 2016	$ 110,799
Member contributions in cash	--
Member distributions in cash	160,000
Net Income (Loss)	86,329
Balance at December 31, 2017	**$ 37,128**

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities	
Net Income (Loss)	$ 86,329
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Decrease in prepaid expenses	1,196
Net cash provided (used) by operating activities	87,525
Cash flows from investing activities	
Note receivable advance to member	(30,000)
Collection of note receivable from member	30,000
Net cash provided (used) by financing activities	--
Cash flows from financing activities	
Capital contributions	--
Capital distributions	(160,000)
Net cash provided (used) by financing activities	--
Net increase (decrease) in cash	(72,475)
Cash at beginning of year	110,009
Cash at end of year	$ 37,534
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
Notes to Financial Statements
December 31, 2017

Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC Securities, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

Organization

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Matadero, LLC (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2017.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

Revenue Recognition

The Company earns selling commissions on the sale/placement of privately-held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2017, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $3,669 which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated March 2015. The Administrative Services and Expense Agreement provides for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $14,676 for these services for the year ended December 31, 2017.

On November 1, 2017, the Company advanced the Minority Member $30,000 under a promissory note, with an annual interest rate of 0.00% and for a term not to exceed 30 days. On November 24, 2017, the promissory note was repaid in full.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2017, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2017, the Company had net capital of $33,866 which was $28,866 in excess of its required net capital and its ratio of indebtedness to net capital was 0.10834 to 1.

Note 4 - Subsequent Event

No subsequent events to report.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2017

Schedule I

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total members' equity qualified for net capital	$ 37,129
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	37,129
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	(3,263)
Net capital before haircuts on securities positions	33,866
Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f)	--
Net Capital	**$ 36,866**

Aggregate Indebtedness (AI)

Items included in statement of financial condition:	
Related party payables	$ 3,669
Total aggregated indebtedness	**$ 3,669**

Schedule I (continued)

ACC SECURITIES, LLC
Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of Basic Net Capital Requirement

Minimum net capital required (AI x 0.6667))	$ 245
Minimum net capital required of broker dealer	$ 5,000
Net capital requirement (Greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum (NC – RNC)	$ 28,866
Excess net capital at 1000% (NC – (.1 of AI)	$ 28,499
Ratio: Aggregate indebtedness to net capital (AI/NC)	0.10834 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ACC SECURITIES, LLC
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

EXEMPTIVE PROVISIONS

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of acting as placement agent between an unregistered/non-reporting private issuer/company and/or institutional investor(s) in selling their privately held/unregistered securities to accredited institutional investors and/or qualified institutional buyers (QIBs). The Company does not hold customer funds or safekeep customer securities.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2017

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of ACC Securities LLC

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACC Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACC Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) ACC Securities LLC stated that ACC Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ACC Securities LLC 's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about ACC Securities LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 26, 2018

ACC Securities LLC

AFFILIATE OF ALLEGIANCE CAPITAL CORP.

ACC Securities, LLC's Exemption Report

ACC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ACC Securities, LLC

I, Jason Rivera, swear (or affirm) that, to my best knowledge and belief, this Exemption
Report is true and correct.

By:

Title: Chief Executive Office and Chief Compliance Officer

February 26, 2018